Mail Stop 3561

January 31, 2006

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

RE: **Cancer Therapeutics, Inc.**
        Registration Statement on Form SB-2
        File No. 333-119915
        Amendment Filed: January 10, 2006

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please reconcile the offering expenses in footnote two with Item 25 of Part II of the registration statement. Include expenses paid to date and to be paid from proceeds.

Business

2. Your supplemental response to our prior comment 6 indicates that the company provided T-Cell therapy without FDA approval in reliance on Georgia Senate Bill 381. Please replace the disclosure that you removed regarding the company's

administering of T-Cell therapy, provide the dates the company provided the therapy, and explain the potential legal ramifications of providing this therapy in the United States without FDA approval. It does appear as though you were proceeding with research only as it relates to T-Cell therapy. Explain how this is consistent with what activities the company is authorized to perform under its INDS.

Governmental Approval

3. In the tabular presentation, please define the reference to "proof of principle."

4. The table on page 20 indicates Phase II studies have been "completed and published," yet Phase II studies are given a timeline at the bottom of page 20. Please reconcile.

5. Clarify the estimated costs for Phase II, *e.g.*, $2-4 M??

Security Ownership of Certain Beneficial Owners. . .

6. Update the September 30, 2005 date to the latest practicable date.

7. It is unclear why you attribute 400,000 shares held of record by Healthcare Enterprises Group, Inc. to Mr. Denos in the table. Please clarify in footnote (7) or explain to us.

Plan of Distribution

8. Update the May 31, 2005 cash balance to the latest date practicable.

Interest of Named Experts and Counsel

9. We do not understand the statement concerning the 400,000 shares of common stock paid to Mr. Denos "which are part of the shares being offered hereby". Please fully elaborate.

10. Disclose the full amount of cash paid and to be paid to Mr. Denos in connection with this offering. Reconcile the disclosure with Item 25 of Part II.

Reports to Security Holders

11. Confirm the correctness of the May 31, 2005 date.

Financial Statements

12. Please update your financial statements as required by Item 310(g) of Regulation S-B and provide a current consent from the independent accountant.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
      801-816-2599 (facsimile)